05005972

ORRICK

ORRICK, HERRINGTON & SUTCLIFFE LLP
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SEC MAIL PROCESSING RECEIVED FEB 17 2005 WASH. D.C. 213 SECTION

February 10, 2005

Johannes K. Gäbel
(212) 506-5355
jgabel@orrick.com

VIA CERTIFIED MAIL
RETURN RECEIPT REQUESTED

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

Re: Flughafen Wien A.G. (the "Company")
File No. 82-3907

Dear Sir or Madam:

Attached hereto is a press release which has been published by the Company since our last submission of January 19, 2005.

Should you have any questions, please do not hesitate to contact the undersigned.

Very truly yours,

Johannes K. Gäbel
U.S. Authorized Representative

PROCESSED
FEB 23 2005
THOMSON FINANCIAL

DOCSNY1:1082596.7

FILE NO.
82-3907

Press Information

Vienna International Airport:
Excellent traffic results recorded in January.

The solid development of traffic continued from the prior year into January 2005 with growth in all segments.

The number of passengers rose 8.6% to 985,073, and the share of transfers increased 3.9%. Flight movements showed a plus of 6.2% and maximum take-off weight (MTOW) grew 10.8%. Cargo volume increased 19.7%.

Cancellations after the Tsunami disaster triggered a 1.4% decrease in long-haul traffic to the Far East. Travel to the USA remained below expectations, declining by 3.9%.

The number of passengers travelling to the Near and Middle East showed particularly strong growth with a plus of 60.9%, and traffic to Eastern Europe rose 13.0%

Results in Detail

	January 2005	Change vs. 2004 in %:
Passengers:	985,073	+8.6
Transfer passengers:	342,404	+3.9
Flight movements (arrival + departure):	17,345	+6.2
Cargo in tonnes (air cargo and trucking):	15,605	+19.7
Maximum Take-Off Weight (in tonnes):	482,033	+10.8

Financial Calendar 2005:

Results for 2004:	31 March 2005
Annual General Meeting:	21 April 2005
Ex-Dividend Day:	26 April 2005
Payment Date:	03 May 2005
First Quarter Results 2005:	19 May 2005
Interim Financial Statements 2005:	25 August 2005
Third Quarter Results 2005:	17 November 2005

For additional information contact: Hans Mayer (+43-1-)7007-23000

02/05 .... M/MY .... 10. February 2005